Exhibit 99.51

Franco-Nevada	Press Release

Franco-Nevada Corporation Announces Variation and Extension of Offer to Acquire Any and All of the Common Shares of International Royalty Corporation

Toronto, Ontario — January 19, 2010 — Franco-Nevada Corporation (TSX: FNV) announced today that its offer to acquire any and all of the outstanding common shares of International Royalty Corporation (“IRC”) for C$6.75 cash per share (the “Offer”) through its wholly-owned subsidiary, 7293275 Canada Inc. (the “Offeror”), has been varied and extended.

On December 18, 2009, following the commencement of the Offer on December 14, 2009, IRC announced that it had entered into an arrangement agreement with Royal Gold, Inc. (“Royal Gold”) pursuant to which Royal Gold agreed to acquire, directly or indirectly, by way of a court-approved plan of arrangement (the “Arrangement”) all of the issued and outstanding common shares of IRC for a combination of cash and Royal Gold shares.

Franco-Nevada believes that its Offer may ultimately provide the greatest value to IRC shareholders because the consideration is all cash while the value of the Royal Gold transaction is dependent on the value of Royal Gold shares provided under the Arrangement. As a result, the Offeror has extended the period during which shareholders of IRC may deposit their common shares under the Offer from 8:00 p.m. (Toronto time) on January 19, 2010 to 8:00 p.m. (Toronto time) on February 19, 2010, being three days following the special meeting of IRC shareholders at which IRC shareholders are being asked to consider Royal Gold’s proposed acquisition of all of the common shares of IRC by way of the Arrangement.

In addition, as a direct result of the arrangement agreement with Royal Gold, the condition in Section 4(c) of the Offer, which provides that (among other things) none of IRC or any of its subsidiaries shall, following December 6, 2009, have entered into any agreement in respect of any statutory arrangement, cannot be satisfied. Consequently, the Offeror has determined that it would be appropriate to amend Section 4(c) to provide, in substance, that it is a condition of the Offer that IRC shareholders shall have voted against the Arrangement and that neither IRC nor any of its subsidiaries pay or be required to pay a termination fee, break-fee, “hello” fee or similar payment to any third party, including Royal Gold, other than the reimbursement payment to Royal Gold of up to US$5 million in respect of expenses in accordance with the arrangement agreement. In this regard, the Offeror believes that there are circumstances in which the Arrangement would not be completed and the US$32 million break fee contemplated in the arrangement agreement should not be payable by IRC (in which case, the condition at Section 4(c) of the Offer, as varied, could be satisfied).

A formal Notice of Variation and Extension will be mailed to IRC shareholders on or about January 20, 2010.

IRC shareholders who have already deposited their common shares to the Offer do not need to take any further action to accept the Offer. Shareholders who have not yet deposited their common shares in acceptance of the Offer may tender their common shares to the Offer at any time prior to 8:00 p.m. (Toronto time) on February 19, 2010.

Corporate Summary

Franco-Nevada (TSX: FNV) is a gold-focused royalty company with additional interests in platinum group metals, oil & gas and other assets. It is the leading gold royalty company as measured by gold revenues, number of gold royalties and Free Cash Flow margins. Its portfolio of high-margin cash flow producing assets is located principally in the United States, Canada and Australia. Franco-Nevada also holds a pipeline of potential future cash flowing assets that are being developed, permitted or explored.

FORWARD LOOKING STATEMENTS

Certain statements contained in this news release are “forward-looking statements” and are prospective. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “targets”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements are based on estimates and assumptions made by the Offeror and Franco-Nevada in light of their experience and their perception of historical trends, current conditions and expected future developments, as well as other factors that the Offeror and Franco-Nevada believe are appropriate in the circumstances, including their expectations of the timing, and the terms and benefits of the proposed acquisition. Many factors could cause the actual events to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the possibility that certain conditions of the Offer may not be satisfied; the timing and receipt of governmental approvals necessary to complete the Offer; the ability to make and/or complete the Compulsory Acquisition or the Subsequent Acquisition Transaction, as applicable; and legislative and/or regulatory changes. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements contained in the Offer and Circular. The Offeror and Franco-Nevada disclaim any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or other circumstances, except to the extent required by applicable law.

For more information contact:

David Harquail	Sharon Dowdall
President & CEO	Chief Legal Officer
416-306-6300	416-306-6300